EXHIBIT 99.1

HEXO Corp announces results of its annual and special meeting of shareholders

OTTAWA, Dec. 14, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO” or the “Company”) (TSX: HEXO; NYSE:HEXO) is pleased to announce the results of its annual and special meeting of shareholders held on December 11, 2020 by virtual webcast (the “’Meeting”).

All items put forth at the Meeting were approved. The re-election of Vincent Chiara, Jason Ewart,  Emilio Imbriglio,  Adam Miron, Dr. Michael Munzar and Sébastien St-Louis as directors of the Company, to hold office until the next annual meeting of shareholders or until their successors are elected or appointed, and the reappointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year, were approved at the Meeting, all with a majority of the votes cast.

The consolidation of the outstanding common shares of the Company (“Common Shares”) on the basis of four (4) old Common Shares for one (1) new Common Share proposed by the Company was also approved at the Meeting by special resolution (the “Consolidation”). The Consolidation remains subject to the approval of the Toronto Stock Exchange and the New York Stock exchange. Assuming the receipt of all approvals required for the Consolidation, it is expected the Consolidation will be implemented in the near future. The Company will announce further details with respect to the implementation of the Consolidation once all required approvals have been obtained.

Results of the vote for the election of directors at the Meeting are set out below:

Nominee	Total votes cast	Votes for	%
Vincent Chiara	86,410,420	80,620,953	93.30
Jason Ewart	86,410,420	80,474,708	93.13
Emilio Imbriglio	86,410,420	82,458,808	95.43
Adam Miron	86,410,420	79,993,499	92.57
Dr. Michael Munzar	86,410,420	82,392,001	95.35
Sebastien St-Louis	86,410,420	80,038,067	92.63

A “Report of Voting Results” for the Meeting will be available under the Company’s profile on SEDAR.

Following the meeting, the Audit Committee members were appointed to consist of Jason Ewart, Michael Munzar, Vincent Chiara and Emilio Imbriglio, while the Human Resource and Corporate Governance Committee members were appointed to consist of Adam Miron, Vincent Chiara and Jason Ewart.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com